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                                                             SEC FILE NUMBER
                                                                 00-29804
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                                                               CUSIP NUMBER
                                                                151663-20-0
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                                     UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    FORM 12b-25

                             NOTIFICATION OF LATE FILING

   (Check One):

   [X] Form 10-K and Form 10-KSB               [ ] Form 11-K

   [ ] Form 20-F            [ ] Form 10-Q and Form 10-QSB         [ ] Form N-SAR

   For Period Ended:                    December 31, 1999
                     -----------------------------------------------------------

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------------

    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: NOT APPLICABLE
                                                        ----------------------

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                                     PART I
                             REGISTRANT INFORMATION


    Full name of registrant    CENTER STAR GOLD MINES, INC.
                            --------------------------------------------------
    Former name if applicable  NOT APPLICABLE
                              ------------------------------------------------

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    Address of principal executive office (Street and number)
                                                              ----------------
    201 EAST MAIN STREET
------------------------------------------------------------------------------

    City, state and zip code   BRADY, TEXAS  78625
                             -------------------------------------------------

                                    PART II
                            RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

                                    PART III
                                   NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

THE COMPANY EFFECTED A CORPORATE REORGANIZATION IN THE FALL OF 1999 AND, UPON THE CLOSING OF SUCH REORGANIZATION, THE COMPANY HIRED NEW MANAGEMENT IN EARLY 2000. THE COMPANY'S CURRENT EXECUTIVE MANAGEMENT TEAM HAS HIRED NEW LEGAL COUNSEL AND PRINCIPAL AUDITORS FOR THE COMPANY (AS REPORTED BY THE COMPANY ON ITS FORM 8-K, FILED WITH THE SEC ON MARCH 12, 2000).

  DUE TO THESE CHANGES AND THE NECESSARY TIME REQUIRED FOR THE AUDITORS TO COMPLETE THE AUDIT FOR THE COMPANY'S FORM 10KSB, THE COMPANY IS UNABLE TO FILE THE APPLICABLE FILING WITHIN THE PRESCRIBED TIME PERIOD.




                                    12b25-1
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                                    PART IV
                               OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

JOHN A. MENCHACA                               (512)               404-3587
--------------------------------------------------------------------------------
     (Name)                                 (Area Code)       (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                             [ ] Yes      [X] No

    WITH REGARD TO THE COMPANY'S 8-K FILED SEPTEMBER 20, 1999, THE FINANCIAL STATEMENTS REQUIRED BY ITEM 7 WERE NOT FILED WITH THE INITIAL REPORT AND WERE NOT FILED WITHIN 60 DAYS AFTER THE DATE OF THE INITIAL REPORT.

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [ ] Yes      [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     NOT APPLICABLE.

                          CENTER STAR GOLD MINES, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   March 29, 2000         By:      /s/ M. ROBERT RICE
      ------------------------     ---------------------------------------------

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

    Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                    12b25-2